

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Jason Gardner, PhD
President and Chief Executive Officer
Magenta Therapeutics, Inc.
100 Technology Square
Cambridge, MA 02139

**Re: Magenta Therapeutics, Inc.**
    **Registration Statement on Form S-3**
    **Filed June 25, 2021**
    **File No. 333-257381**

Dear Dr. Gardner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    William D. Collins